

November 14, 2013

Via E-mail

Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, CA 90067

> **Re: Zions Bancorporation**
> **Schedule TO**
> **Filed November 6, 2013**
> **File No. 005-15790**

Dear Mr. Brown:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   Please revise your disclosure responsive to Items 3, 5, 6, and 8 to include this disclosure in the offer document as delivered to security holders.

Offer to Purchase

<u>Cover Page</u>

2.   Refer to the third paragraph in bold on page ii. Your disclosure appears to be inconsistent with your obligations under Rule 13e-4(c)(3). Please revise.

Conditions of the Offer, page 8

3.   Refer to the first full paragraph on page 10 after the bullet points. We note the disclosure that you may assert a condition "regardless of the circumstances … including any action or inaction by the Company." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

Withdrawal of Tenders, page 17

4.   Please revise this section to describe the withdrawal rights required by Rule 13e-4(f)(2)(ii) instead of referring to withdrawal rights "otherwise required by law." Apply this comment to the same language in the letter of transmittal.

5.   On a related note, please explain to us how the company would make a determination regarding withdrawal rights, as you suggest at the end of the first paragraph. Apply this comment to the same language in the letter of transmittal.

Representations, Warranties and Undertakings, page 18

6.   In clauses (ii) and (iii) in the first paragraph on page 19 you state that holders will waive all rights with respect to tendered securities and will release and discharge you from all present and future claims arising out of or related to the securities. Please revise these statements in light of Section 29(a) of the Exchange Act. Apply this comment to the same language in the letter of transmittal.

Certain U.S. Federal Income Tax Considerations, page 20

7.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Apply this comment to the same language in the letter of transmittal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions